Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

December 18, 2023

The following changes were made in this Amendment:

Changes to Principals

Susan Yung – Removed

Douglas Charles Spell – Added as Head of a Business Unit, Division or Function

Changes to Schedule B, Section II Item 13B

STANDARD CHARTERED BANK, JORDAN BRANCH – Removed from Custody, Clear, or Settle section

Changes to 7R Filing

Updated 7R to reflect a recent change in holding company information, which new information was already filed as part of the Form SBSE-A/A on November 14th, 2023. This just reflects that the 7R also was conformed to include the same new information relating to MLI's holding companies.